599 Lexington Avenue
New York, NY 10022-6069

+1.212.848.4000

May 13, 2019

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Office of Healthcare & Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya K. Aldave, Dietrich King, Isaac Esquivel and Kate Tillan

Re:                             Genmab A/S

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted on April 2, 2019

CIK No. 0001434265

Ladies and Gentlemen:

On behalf of our client Genmab A/S (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter dated April 11, 2019 (the “Comment Letter”) to the Company regarding the Company’s above-referenced Amendment No. 1 to the draft registration statement (CIK No. 0001434265) on Form F-1 confidentially submitted to the SEC on April 2, 2019 (the “Form F-1”).

To facilitate your review of the Company’s responses, we have repeated each of your comments in italics followed immediately by the response of the Company to that particular comment.  Simultaneously with the transmission of this letter, the Company is confidentially submitting via EDGAR an amendment (“Amendment No. 2”) to the Form F-1 (as so amended, the “Registration Statement”), responding to the Staff’s comments and including certain other revisions and updates. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 2. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 2.

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SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Amendment No. 1 to Draft Registration Statement on Form F-1

Capitalization, page 73

1.                                    Please tell us why it is appropriate to include total liabilities in your capitalization table when it appears that you have no long-term debt or other long-term liabilities.

In response to the Staff’s comment, the Company has revised its disclosure on page 76 of Amendment No. 2.

Business

Medarex UltiMAb System License, page 161

2.                                     We note your response to comment 12.  Please disclose the aggregate value of the per-product milestone payments remaining under this agreement.

In response to the Staff’s comment, the Company has revised its disclosure on page 171 of Amendment No. 2.

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We thank the Staff in advance for its consideration of Amendment No. 2 and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the Registration Statement, please do not hesitate to contact me at (212) 848-7150.

Very truly yours,

/s/ Harald Halbhuber

Harald Halbhuber

cc:                                David Eatwell, Chief Financial Officer, Genmab A/S

Nathan Ajiashvili, Latham & Watkins LLP